Filed by Echo Healthcare Acquisition Corp. (Commission File No. 000-51596)
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: XLNT Veterinary Care, Inc.

For Further Information:

AT ECHO HEALTHCARE:	AT FINANCIAL RELATIONS BOARD:
Joel Kanter President and Secretary Echo Healthcare Acquisition Corp. (703) 760-7888	Erin Cox General Information (213) 486-6549 ecox@frbir.com

FOR IMMEDIATE RELEASE

ECHO HEALTHCARE TO PRESENT AT ROTH CAPITAL PARTNERS
NEW YORK CONFERENCE

VIENNA, Virginia—August 13, 2007—Echo Healthcare Acquisition Corp. (“Echo” or the “Company”) (OTCBB: EHHA.OB), a blank check company, announced today that the Company will be presenting at the Roth Capital Partners 5th Annual New York Conference. The conference is being held September 5-6, 2007 at The Westin New York at Times Square in New York City and the Company is scheduled to present at 2:30 p.m. Eastern Time on Thursday, September 6, 2007. Chairman and Chief Executive Officer, Gene Burleson, President and Secretary, Joel Kanter, and Chief Financial Officer, Kevin Pendergest will be joined by Robert Wallace, Chief Executive Officer and Steven Johnson, President and COO of XLNT Veterinary Care, Inc.

The Company recently filed a registration statement on Form S-4 with the Securities and Exchange Commission, which contains a preliminary proxy statement/prospectus in connection with its proposed acquisition of XLNT Veterinary Care, Inc., a provider of veterinary primary care and specialized services to companion animals through a network of fully-owned veterinary hospitals. The presentation will include a discussion of XLNT’s recent financial and operational performance, an introduction of the key new members of the management team and overview of the acquisition strategy following the completion of the merger.

The Company will provide a live webcast of the presentation. Interested parties may tune in to the live presentation by visiting Echo Healthcare’s web site at www.echohealthcare.com or by visiting http://www.wsw.com/webcast/roth13/ehhau.ob/. A replay of the webcast will be available for 90 days and a transcript will be filed with the Securities Exchange Commission.

About Echo Healthcare Acquisition Corp.

Echo Healthcare Acquisition Corp. is a blank check company that was formed on June 10, 2005 to serve as a vehicle for the acquisition of one or more domestic or international operating businesses in the healthcare industry. On March 22, 2006, Echo consummated its initial public offering (“IPO”) of 6,250,000 Units. On March 27, 2006, the Company consummated the closing of 937,500 additional Units subject to the underwriters’ over-allotment option. The 7,187,500 Units sold in the IPO (including the 937,500 Units subject to the underwriters’ over-allotment option) were sold at an offering price of $8.00 per Unit, which together with the private placement of the 458,333 warrants to certain stockholders and directors of the Company at an offering price of $1.20 per share, generated total gross proceeds of $58,050,000. Of this amount, $54,947,000 was placed in trust. Echo common stock trades on the OTC Bulletin Board under the symbol EHHA.OB. To learn more about Echo, visit the website at http://www.echohealthcare.com.

About XLNT Veterinary Care, Inc.

XLNT Veterinary Care, Inc. is a provider of veterinary primary care and specialized services to companion animals through a network of fully-owned veterinary hospitals. XLNT currently owns and operates 26 veterinary hospitals in the state of California.

Additional Information about the Merger and Where to Find It

Echo has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the merger, and expects to mail a Proxy Statement/Prospectus to stockholders of Echo concerning the proposed merger transaction after the Registration Statement is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS OF ECHO ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ECHO, XLNT, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Echo by directing a written request to: Corporate Secretary, Echo Healthcare Acquisition Corp., 8000 Towers Crescent Drive, Suite 1300, Vienna, VA 22182. Investors and security holders are urged to read the proxy statement/ prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

In addition to the Registration Statement and Proxy Statement/Prospectus, Echo files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Echo at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Echo’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s web site at www.sec.gov.

A registration statement relating to the securities to be offered in the merger has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Interests of Certain Persons in the Merger

Echo will be soliciting proxies from the stockholders of Echo in connection with the merger and issuance of shares of Echo common stock in the merger. In addition, Morgan Joseph & Co. Inc. (“Morgan Joseph”), Roth Capital Partners, LLC (“Roth”) , the directors and executive officers of Echo and the directors, officers and affiliates of XLNT may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of Echo, Morgan Joseph and Roth is set forth in the prospectus filed on March 17, 2006. Information about the directors and executive officers of XLNT as well as updated information about Morgan Joseph, Roth and the directors and officers of Echo will be included in the Proxy Statement/Prospectus. Morgan Joseph, Roth, the directors and executive officers of Echo and XLNT have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of Echo generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential fees to Morgan Joseph and Roth, employment relationships, potential membership on the Echo Board of Directors, option and stock holdings and indemnification.

Safe Harbor Statement

Except for the historical information contained herein, certain matters discussed in the accompanying interview transcript, including statements as to the expected benefits of the combination of the two companies, future product and service offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to successfully acquire, integrate and operate veterinary hospitals and clinics, requirements or changes affecting the businesses in which XLNT is engaged, veterinary services trends, including factors affecting supply and demand, dependence on acquisitions for growth, labor and personnel relations, changing interpretations of generally accepted accounting principles and other risks detailed from time to time in the

SEC reports of Echo, including its Form 10-K and 10-Q filings, and its prospectus filed with the SEC on March 17, 2006. These forward-looking statements speak only as of the date hereof. Echo disclaims any intention or obligation to update or revise any forward-looking statements.